Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following description provides a summary only and does not contain all of the information that may be important to you. It is therefore qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are filed with the U.S. Securities and Exchange Commission as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, as well as the applicable provisions of Delaware law.

General

Our authorized capital stock consists of (i) 210,000,000 shares of common stock, par value $0.0001 per share, of which 200,000,000 shares are designated Class A Common Stock and 10,000,000 shares are designated Class B Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share.

Class A Common Stock

Voting Rights. Holders of shares of Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, except that holders of shares of Class A Common Stock have no voting power with respect to, and are not entitled to vote on, any amendment to our amended and restated certificate of incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under our amended and restated certificate of incorporation or under the General Corporation Law of the State of Delaware (the “DGCL”). The holders of Class A Common Stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of Class A Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights. Upon any liquidation, dissolution or winding up, and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Class A Common Stock will be entitled to receive pro rata the remaining assets available for distribution.

Holders of shares of Class A Common Stock do not have preemptive, subscription or redemption rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights powers, preferences and privileges of Class A Common Stock will be subject to those of the holders of preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Except as expressly set forth below with respect to voting rights and conversion rights only, the Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects and as to all matters to, the Class A Common Stock. If we in any manner subdivide or combine the shares of Class A Common Stock, then the shares of Class B Common Stock will be subdivided or combined in the same proportion and manner, and if we in any manner subdivide or combine the shares of Class B Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

Voting Rights. Holders of shares of Class B Common Stock have no voting rights and are not entitled to vote on any matter, including the election of directors, at any time.

Conversion Rights. Shares of Class B Common Stock are convertible into a corresponding number of fully paid and nonassessable shares of Class A Common Stock upon written notice by the holder thereof. Notwithstanding anything to the contrary in our amended and restated certificate of incorporation, no holder of Class B Common Stock shall be entitled to receive, and we shall not deliver to any such holder, any Class A Common Stock upon conversion of the Class B Common Stock to the extent (but only to the extent) that, after such receipt, such converting holder and its Affiliates (as defined in our amended and restated certificate of incorporation) (together, the “Related Holders”) would beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock in excess of the Beneficial Ownership Limitation Percentage (as defined below) (this provision, the “Beneficial Ownership Limitation”). For the avoidance of doubt, in the event that the Related Holders beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock equal to or in excess of the Beneficial Ownership Limitation Percentage without taking into account the conversion of Class B Common Stock, then none of the Class B Common Stock shall be convertible into shares of Class A Common Stock until such time as the Related Holders no longer beneficially own in the aggregate, directly or indirectly, shares of Class A Common Stock equal to or in excess of the Beneficial Ownership Limitation Percentage. The “Beneficial Ownership Limitation Percentage” means initially 9.9% of the then-outstanding shares of Class A Common Stock. Any holder of Class B Common Stock may increase the Beneficial Ownership Limitation Percentage with respect to such holder upon 61 days’ prior written notice to us and may decrease the Beneficial Ownership Limitation Percentage at any time upon providing written notice of such election to us; provided, however, that no holder may make such an election to change the Beneficial Ownership Limitation Percentage with respect to such holder unless all holders managed by the same investment advisor as such electing holder make the same election.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may also determine, with respect to any series of preferred stock, the powers (including voting powers), and the designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as may be designated by the board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communication as provided by the DGCL.

Anti-Takeover Effects of the Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, our amended and restated bylaws and certain provisions of the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of the board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in our best interest, including those attempts that might result in a premium over the prevailing market price for the shares held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which apply so long as our Class A Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power of our capital stock or then-outstanding number of shares of our Class A Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The board of directors is authorized generally to issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management. Moreover, our authorized but unissued shares of preferred stock are available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A Common Stock or preferred stock may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices.

Vacancies and Newly Created Directorships

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that, subject to any rights of any series of preferred stock that may be designated, any vacancies on the board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and any director so chosen will hold office until the earlier expiration of the term of office of the director whom he or she has replaced or his or her successor shall be duly elected and qualified or until such director’s earlier death, disqualification, resignation or removal. No decrease in the number of directors shall shorten the term of any director then in office.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class is an equal number of directors, as nearly as possible, consisting of approximately one-third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Under our amended and restated bylaws, subject to the right of any series of preferred stock, any or all members of the board of directors may be only removed for cause, by at least a 66 2/3% vote of the shares then entitled to vote generally in the election of directors, voting together as a single class.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of Class A Common Stock entitled to vote generally in the election of directors will be able to elect all directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of stockholders may be called only by the chair of the board of directors, our chief executive officer or at the direction of the board of directors pursuant to a written resolution adopted by a majority of the total number of directors that we would have if there were no vacancies. Any business transacted at a special meeting of stockholders will be limited to matters set forth in the notice of the special meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder nominations for the election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Amendments to Governing Documents

Pursuant to our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is expressly empowered to adopt, amend or repeal the amended and restated bylaws. Any adoption, amendment or repeal of the amended and restated bylaws by our board of directors shall require the approval of a majority of the authorized number of directors. Our stockholders also have power to adopt, amend or repeal the amended and restated bylaws; provided, however, that, in addition to any vote of the holders of any class or series of our capital stock required by law, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

DGCL Section 203

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of directly or indirectly increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation beneficially owned by the interested stockholder; or

•	the direct or indirect receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Generally, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person. Section 203 could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation and our amended and restated bylaws or (iv) action asserting a claim governed by the internal affairs doctrine. This provision does not apply to any actions arising under the Securities Act of 1933, as amended (the “Securities Act”). Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable. Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over actions brought under the Securities Act or the rules and regulations promulgated thereunder, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to us or our stockholders for any breach of fiduciary duty as a director or an officer. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of a director’s or officer’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or for any transaction from which such director or officer derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws generally provide that we must defend, indemnify and advance expenses to our directors and officers to the fullest extent permitted or required by the DGCL. We are also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is Equiniti Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our Class A Common Stock is listed on the Nasdaq Global Market under the symbol “OKUR.”